Exhibit 1
                                                                       ---------

FOR IMMEDIATE RELEASE                                             26 AUGUST 2009
                                       WPP
                              2009 INTERIM RESULTS
                              --------------------

                 Billings up over 11% at (pound)18.742 billion
                 ---------------------------------------------
                   Revenue up over 28% to (pound)4.289 billion
                   -------------------------------------------
                       Like-for-like revenue down over 8%
                       ----------------------------------
          Headline operating profit down over 24% to (pound)342 million
          -------------------------------------------------------------
         Headline profit before tax down over 35% to (pound)252 million
         --------------------------------------------------------------
                Profit before tax down 47% to (pound)179 million
                ------------------------------------------------
          Diluted headline earnings per share down almost 41% at 12.9p
          ------------------------------------------------------------
             First interim ordinary dividend flat at 5.19p per share
             -------------------------------------------------------

o    Billings up 11.1% at (pound)18.742 billion.

o Reported revenue up 28.4% to (pound)4.289 billion and up 8.6% in constant currencies.

o    Like-for-like revenue down 8.3% and gross margin down less at 7.8%.

o    Headline   operating  profit  down  24.5%  to  (pound)342.2   million  from
     (pound)453.4 million.

o    Headline   operating   margins  down  4.5  margin   points  to  8.0%  on  a
     like-for-like basis.

o    Headline operating margins pre-severance and one-off costs at 10.0%.

o Headline profit before tax down 35.2% to (pound)252.2 million from (pound)389.1 million.

o Profit before tax down 47.0% to (pound)179.3 million from (pound)338.5 million.

o    Diluted headline earnings per share down 40.8% to 12.9p from 21.8p.

o    Diluted earnings per share down 50.6% to 8.8p.

o    First interim ordinary dividend flat at 5.19p per share.

o Significant improvement in working capital in first half and relative net debt position in second quarter.

o    Estimated  net  new  business  billings  of  (pound)1.208  billion  ($1.872 billion).

                                                                      WPP/page 2

In this press release not all the figures and ratios used are readily available from the unaudited interim results included in Appendix 1. Where required, details of how these have been arrived at are shown in note 19 of Appendix 1 or explained in the glossary.

Summary of Results
------------------

The Board of WPP announces its unaudited interim results for the six months ended 30 June 2009, which include the acquisition of Taylor Nelson Sofres ("TNS"). The results continue to reflect the impact of the significant global economic contraction on most regions and service sectors. The impact continued to intensify in the second quarter, though results for July did indicate a "less-worse" picture.

Billings were up 11.1% at (pound)18.742 billion.

Reportable revenue was up 28.4% at (pound)4.289 billion. Revenue on a constant currency basis, was up 8.6% compared with last year, chiefly reflecting the weakness of the pound sterling against the US dollar and Euro. As a number of our competitors report in US dollars and inter-currency comparisons are difficult, Appendix 2 shows WPP's interim results in reportable US dollars.

On a like-for-like basis, which excludes the impact of acquisitions and currency, revenues were down 8.3% in the first half, with gross margin down less at 7.8%.

Headline earnings before interest, depreciation and amortisation ("EBITDA") was down 14.3% to (pound)455.7 million and down 26.7% in constant currencies. Headline operating profit was down 24.5% to (pound)342.2 million from (pound)453.4 million and down 35.1% in constant currencies.

Headline operating margins were down 5.6 margin points to 8.0% compared with 13.6% in the first half of last year. On a like-for-like basis operating margins were down 4.5 margin points. Before severance costs, operating margins were 9.6%, down 3.5 margin points on a like-for-like basis. Before severance costs and one-off property and integration costs, headline operating margins were 10.0%, down 3.1 margin points on a like-for-like basis.

On a reported basis, the Group's staff cost to revenue ratio, including incentives, deteriorated by 2.2 margin points to 62.1% compared with 59.9% in the first half of 2008, partly as a result of additional severance costs, which accounted for almost half of the increase and partly as a result of currency. Short and long-term incentives and the cost of share-based incentives amounted to (pound)59.3 million or 15.5% of operating profits before bonus and taxes, compared to (pound)84.1 million last year, or 16.3%, down (pound)24.8 million. Of these, cash-based incentives almost halved. On a constant currency basis, the Group's staff costs to revenue ratio, including incentives, rose by 1.9 margin points to 62.0% from 60.1%, 1.0 margin point resulting from incremental severance.

On a like-for-like basis, the average number of people in the Group, excluding associates, was 108,973 in the first half of the year, compared to 112,105 in 2008, a decrease of 2.8%. On the same basis, the total number of people in the Group, excluding associates, at 30 June 2009 was 106,683 compared to 113,208 at 30 June 2008, a decrease of 6,525 or 5.8%. As at 30 June 2009, the number of people in the Group fell by over 5,800 or 5.2% compared to the pro-forma figure at 31 December 2008. As at 31 July 2009, the number had fallen further to 105,393 or 6.3%.

Net finance costs (excluding the revaluation of financial instruments) were (pound)90.0 million, compared with (pound)64.3 million in 2008, an increase of (pound)25.7 million, reflecting higher levels

                                                                      WPP/page 3

of net debt as a result of the net acquisition cost of TNS and other smaller acquisitions and debt acquired on the acquisition of TNS.

Headline profit before tax was down 35.2% to (pound)252.2 million from (pound)389.1 million, or down 45.1% in constant currencies, primarily reflecting the impact of higher (pound) sterling translation of interest costs on Euro-denominated debt.

Reported profit before tax fell by 47.0% to (pound)179.3 million from (pound)338.5 million. In constant currencies, reported profit before tax fell by 55.8%, again, primarily reflecting the impact of higher (pound) sterling translation of interest costs on Euro-denominated debt.

The tax rate on headline profit before tax was 24.8%, down 2.1 percentage points on the first half rate in 2008 of 26.9%.

Profits attributable to share owners fell by 47.9% to (pound)108.4 million from (pound)208.2 million.

Diluted headline earnings per share fell by 40.8% to 12.9p from 21.8p. In constant currencies, earnings per share on the same basis fell by 51.0%. Diluted reported earnings per share fell by 50.6% to 8.8p and fell 60.1% in constant currencies.

The Board declares a maintained first interim ordinary dividend of 5.19p per share. The record date for this first interim dividend is 9 October 2009, payable on 9 November 2009.

Further details of WPP's financial performance are provided in Appendices 1 and 2.

Review of Operations
--------------------

Revenue by Region
-----------------

The pattern of revenue growth differed regionally. The table below gives details of the proportion of revenue and revenue growth by region for the first six months of 2009:

                                                                                                -------------------
Region                            Constant             Reported            Constant             |Like-for-like(2) |
                                  Currency(1)          Revenue             Currency(1)          |Revenue          |
                                  Revenue as a         Growth              Revenue              |Growth           |
                                  % of Total           09/08               Growth               |09/08            |
                                  Group                                    09/08                |                 |
                                                       %                   %                    |%                |
                                                                                                |                 |
North America                     35.8                 29.6                -1.2                 |-10.1            |
                                                                                                |                 |
United Kingdom                    12.3                 13.1                13.1                 | -5.3            |
                                                                                                |                 |
Western Continental                                                                             |                 |
Europe                            25.8                 35.9                19.7                 |-10.5            |
                                                                                                |                 |
Asia Pacific,                                                                                   |                 |
Latin America,                                                                                  |                 |
Africa & Middle East and                                                                        |                 |
Central & Eastern Europe          26.1                 27.6                11.5                 | -4.7            |
                                                                                                |                 |
                                  -----                ----                ----                 |-------          |
TOTAL GROUP                       100.0                28.4                 8.6                 |-8.3(3)          |
                                  -----                ----                ----                 |-------          |
                                                                                                |                 |
                                                                                                -------------------

(1)Constant currency growth excludes the effects of currency movement
(2)Like-for-like growth excludes the effects of currency movements and the impact of acquisitions
(3)Gross margin -7.8%

                                                                      WPP/page 4

As shown above, on a constant currency basis, the Group grew at 8.6%, with like-for-like revenues down 8.3%. Geographically, the impact of the recession was most keenly felt in the United States and Western Continental Europe in the first six months, with the United Kingdom and Western Continental Europe more affected in the second quarter, along with other regions. Only Latin America and Africa remained relatively unscathed, the only region or continent showing like-for-like growth in the first-half. April, May and June showed progressive deterioration in like-for-like growth, although July showed some sequential improvement. The United States, United Kingdom, Australia and New Zealand continued to be most affected along with Spain, Italy, The Netherlands, Denmark and Portugal in Western Continental Europe. In Central and Eastern Europe, only Poland and Russia showed like-for-like growth over the first six months. In Latin America, which was more affected in the second quarter, Brazil and Argentina still showed like-for-like growth in the first six months. In Asia Pacific, Australia and Japan continued to be difficult, although mainland China and India were less affected.

In the first half of 2009, over 26% of the Group's revenues came from Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe, a similar percentage to last year and against the Group's strategic objective of one-third.

Estimated net new business billings of (pound)1.208 billion ($1.872 billion) were won in the first half of the year and the Group continues to benefit from consolidation trends in the industry, winning assignments from existing and new clients and being ranked amongst the leaders in the net new business industry tables.

Revenue by Communications Services Sector and Brand
---------------------------------------------------

The pattern of revenue growth also varied by communications services sector and company brand. The table below gives details of the proportion of revenue and revenue growth by communications services sector for the first six months of 2009:


                                                                                                -------------------
Communications                    Constant             Reported            Constant             |Like-for-like(2) |
Services Sector                   Currency(1)          Revenue             Currency(1)          |Revenue          |
                                  Revenue as a         Growth              Revenue              |Growth           |
                                  % of Total           09/08               Growth               |09/08            |
                                  Group                                    09/08                |                 |
                                                       %                   %                    |%                |
                                                                                                |                 |
Advertising, Media Investment      38.4                  8.1               -7.5                 | -7.8            |
Management                                                                                      |                 |
                                                                                                |                 |
Consumer Insight                   26.3                131.0               97.4                 |-10.3(3)         |
                                                                                                |                 |
Public Relations & Public           9.4                 13.3               -6.9                 | -8.2            |
Affairs                                                                                         |                 |
                                                                                                |                 |
Branding & Identity, Healthcare                                                                 |                 |
and Specialist Communications      25.9                 14.5              -4.5                  | -6.9            |
                                                                                                |                 |
                                  -----                 ----              ----                  |--------         |
TOTAL GROUP                       100.0                 28.4               8.6                  | -8.3(4)         |
                                  -----                 ----              ----                  |--------         |
                                                                                                |                 |
                                                                                                -------------------


(1)Constant currency growth excludes the effects of currency movement
(2)Like-for-like growth excludes the effects of currency movements and the impact of acquisitions
(3)Gross margin -7.9%
(4)Gross margin -7.8%

                                                                      WPP/page 5

By communications services sector, branding & identity, healthcare and specialist communications (including direct, internet and interactive) was least affected, with continued improvement in the Group's healthcare businesses in the second quarter. The pressure continued on the Group's advertising, media investment management businesses, with clients, given the current economic climate, seeking greater and greater value and economies. Media investment management came under greater pressure in quarter two. Public relations and public affairs also saw some deterioration compared with the first quarter. Consumer insight, as in the first quarter, was most affected by the recession at the revenue level, although not at gross margin.

Direct and digitally-related activities now account for 25%, or $1.7 billion (an annual run rate of almost $3.5 billion) of the Group's total revenues, which are running at the rate of over $13 billion per annum. Very pleasingly, a leading Independent Research Firm recently cited three of the Group's interactive agencies (OgilvyInteractive, VML and Wunderman) amongst seven interactive agency "leaders".

In the first half of 2009, over 61% of the Group's revenues came from outside advertising and media investment management, compared to almost 55% last year and the Group's strategic objective of two-thirds.

Quantitative disciplines (digital and consumer insight), now account for 48% of Group revenues, almost meeting the Group's strategic objective of one-half.

Advertising and Media Investment Management
-------------------------------------------

On a constant currency basis, advertising and media investment management revenues fell by 7.5%, with like-for-like revenues down 7.8%. Reported operating margins fell by 5.7 margin points to 10.1%, as the Group's businesses were impacted by and reacted to the worsening economic situation, with significant severances in the first half, particularly in Western Continental Europe, reducing operating margins by over 2.0 margin points.

These businesses generated estimated net new business billings of (pound)934 million ($1.448 billion).

Consumer Insight (previously Information, Insight & Consultancy)
----------------------------------------------------------------

Following the acquisition of TNS in October 2008, the Group's consumer insight revenues grew by over 97% in the first half, but fell by 10.3% like-for-like. However, gross margin only fell by 7.9%. Reported operating margins fell by 3.9 margin points to 6.2%. As with other parts of the Group, like-for-like growth was increasingly affected in the second quarter, particularly in North America, Continental Europe and Asia Pacific. The worldwide integration of TNS custom research and Research International, began in the second quarter and should be substantially completed by the end of 2009. In addition, other operations of both TNS and Kantar, in media, health, retail and their related panel activities were consolidated and now operate on a joint basis for the benefit of clients.

Public Relations and Public Affairs
-----------------------------------

In constant currencies, the Group's public relations and public affairs revenues fell by 6.9%, with like-for-like revenues down 8.2%. The increased pressure in the second quarter was most marked in Continental Europe and Latin America. Reported operating margins fell 4.4 margin points to 11.7%.

                                                                      WPP/page 6


Branding and Identity, Healthcare and Specialist Communications
---------------------------------------------------------------

The Group's branding and identity, healthcare and specialist communications (including direct, internet and interactive) constant currency revenues fell by 4.5%, with like-for-like revenues down 6.9%. This service sector showed relative improvement in the second quarter, primarily as a result of improvements in the Group's healthcare businesses in the United States. Reported operating margins were down by 5.1 margin points to 5.5%.


Cash Flow and Balance Sheet
---------------------------

A summary of the Group's unaudited cash flow statement and balance sheet and notes as at 30 June 2009 are provided in Appendix 1.

In  the  first  half  of  2009,   operating   profit  was  (pound)199   million,
depreciation, amortisation and impairment (pound)242 million, non-cash share-based incentive charges (pound)31 million, net interest paid (pound)105 million, tax paid (pound)95 million, capital expenditure (pound)129 million and other net cash outflows (pound)11 million. Free cash flow available for working capital requirements, debt repayment, acquisitions and share re-purchases was, therefore, (pound)132 million. This free cash flow was absorbed by (pound)93 million in net cash acquisition payments and investments (of which (pound)18 million was for new net acquisition payments, (pound)38 million was for earnout payments and (pound)37 million for investments), and by (pound)9 million in share re-purchases, a total outflow of (pound)102 million. This resulted in a net cash inflow of (pound)30 million, before any changes in working capital.

Average net debt in the first six months of 2009 rose by (pound)1.251 billion to (pound)3.507 billion, compared to (pound)2.256 billion in 2008, at 2009 exchange rates. On 30 June 2009 net debt was (pound)3.447 billion, against (pound)1.857 billion on 30 June 2008, an increase of (pound)1.590 billion. These figures reflect the net acquisition costs of TNS and other smaller acquisitions and earnout payments and debt acquired on the acquisition of TNS. Your Board continues to examine ways of deploying its EBITDA, (of over (pound)1.2 billion or almost $2 billion for the preceding twelve months) and substantial free cash flow (of almost (pound)600 million or approximately $1.0 billion per annum, also for the previous twelve months), to enhance share owner value. The cost of the acquisition of TNS was funded principally by debt and at the time of the transaction it was announced, that for the following two years, acquisitions would be limited up to (pound)100 million per annum, the Group's share buy-back programme would be targeted up to 1% per annum and dividend growth at up to 15% per annum, using surplus cash generated to reduce debt.

In the first half of 2009, the Group continued to make small-sized acquisitions or investments in high growth geographical or functional areas. In the first six months of this year, acquisitions and increased equity stakes have been focused on advertising and media investment management in Italy, Portugal, South Africa and Australia; on consumer insight in the United States, the United Kingdom and Russia; on public relations and public affairs in Poland and on direct, internet and interactive in the United States, France and Hong Kong.

The Company continues to focus on examining the relative merits of dividends and share buy-backs and maintained the first interim dividend at 5.19p per share. In the first half, 2.4 million ordinary shares, equivalent to 0.2% of the share capital, were purchased at an average price of (pound)3.92 per share and total cost of (pound)9.5 million. All of these shares were purchased in the market and held in treasury.

                                                                      WPP/page 7

Client Developments in the First Half of 2009
---------------------------------------------

Including associates, the Group currently employs over 145,000 full-time people in almost 2,400 offices in 107 countries. It services 345 of the Fortune Global 500 companies, 29 of the Dow Jones 30, 50 of the NASDAQ 100, 33 of the Fortune e-50 and 642 national or multi-national clients in three or more disciplines. 387 clients are served in four disciplines and these clients account for 55% of Group revenues. This reflects the increasing opportunities for co-ordination between activities both nationally and internationally. The Group also works with 295 clients in 6 or more countries. The Group estimates that more than 35% of new assignments in the first half of the year were generated through the joint development of opportunities by two or more Group companies.


Current Progress and Future Prospects
-------------------------------------

The impact of the recession on the Group's profitability in the first half was severe. Although action was taken to reduce staff and discretionary costs, such as travel, training and personal costs, as revenues came under pressure, this reduction was insufficient as revenues fell faster than budgeted. Like-for-like revenues were budgeted to fall by almost 4% in the first half of 2009 and fell, in fact, by over 8% with the deterioration against budget even greater in the second quarter, which was a surprise.

Further cost actions have been taken in the second quarter, which have also impacted profitability in the first half, through additional severance costs, but will improve the picture in the second half. As the recession has increasingly impacted Western Continental Europe, these severance payments have increased in a region where, statutory severance costs are customarily greater. The Group's like-for-like headcount (down almost 6% compared with June 2008 and over 7% compared with July 2008) is now better balanced in comparison to the reduction in like-for-like revenues and the second-half is forecast to show a marked improvement in profitability, both absolutely and in terms of maintaining second half margins at prior years levels.

This relative improvement should be reinforced as we cycle easier like-for-like revenue comparatives. Sequential quarter-to-quarter comparisons are forecast to stabilise, as are year-to-year comparisons, just like recently released country GDP figures. However, although there is little doubt that CEOs and CMOs feel better about the general economic environment, Armageddon or Apocalypse now having been averted, there is little evidence of better heads and stouter hearts translating into stronger order-books or investments - at least, yet. Things look better, as they naturally should, partly because of easier comparatives.

Although it is still very early to budget or forecast what may happen in 2010, top line revenues will probably be "even Steven", despite the positive impact of the Winter Olympics in Vancouver, the World Expo in Shanghai, the Asian Games in Guangzhou, the FIFA World Cup in South Africa and the mid-term Congressional elections in the United States.

Plans, budgets and forecasts will be made on a conservative basis and considerable attention is still being focused on achieving margin and staff cost to revenue or gross margin targets. Margins remain strong in important parts of the business. In addition to influencing absolute levels of cost, the initiatives taken by the parent company in the areas` of human resources, property, procurement, information technology and practice development continue to improve the flexibility of the Group's cost base. Flexible staff

                                                                      WPP/page 8


costs (incentives, freelancers and consultants), which remain at around 5% of revenues, continue to position the Group well in this downturn.

The Group continues to improve co-operation and co-ordination between companies in order to add value to our clients' businesses and our people's careers, an objective which has been specifically built into short-term incentive plans. Particular emphasis and success has been achieved in the areas of media investment management, healthcare, corporate social responsibility, government, new technologies, new markets, retailing, internal communications, financial services and media and entertainment. The Group continues to lead the industry, in co-ordinating investment geographically and functionally through parent company initiatives and winning Group pitches. Increasing co-operation, although more difficult to achieve in a multi-branded company, which has grown by acquisition, than in an organically grown uni-branded one, remains a priority.

Despite the current environment, the Group also continues to concentrate on its long-term targets and strategic objectives of improving operating profits by 10-15%; improving operating margins by half to one margin point per annum or more depending on revenue growth; improving staff cost to revenue or gross margin ratios by 0.6 margin points per annum or more depending on revenue growth; converting 25-33% of incremental revenue to profit; growing revenue faster than industry averages and encouraging co-operation among Group companies.

As clients face an increasingly undifferentiated market place, particularly in mature markets, the Group is competitively well positioned to offer them the creativity they desire, along with the ability to deliver the most effective co-ordinated communications in the most efficient manner. The Group's performance this year at the Cannes Advertising Festival was particularly pleasing - second as a Group for the second year in succession, but with the gap to first place narrowing.

As the recession abates and relative performance becomes easier, the Group's strategic focus on new markets, new media and consumer insight will become even more important. Clients will be increasingly looking for growth, advice and resources in the BRICS and Next 11, in digital communications and in understanding consumer motivations.

For further information:

Sir Martin Sorrell}
Paul Richardson   }        +44 20 7408 2204
Feona McEwan      }

Fran Butera                +1 212 632 2235

www.wppinvestor.com
-------------------

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company's registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company's independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.

Appendix 1                                                            WPP/Page 9

                                     WPP PLC

              Interim results for the six months ended 30 June 2009

            Unaudited condensed consolidated interim income statement
                      for the six months ended 30 June 2009

                                                      Six months        Six months                                         Year
                                                           ended             ended                                        ended
                                                         30 June           30 June                   Constant       31 December
                                            Notes           2009              2008                Currency(1)              2008
---------------------------------------------------------------------------------------------------------------------------------
                                                        (pound)m         (pound)m         +/(-)%       +/(-)%          (pound)m
Billings                                                18,742.0         16,870.7          11.1         (5.6)          36,929.0
=================================================================================================================================

Revenue                                                  4,288.7          3,339.1          28.4          8.6            7,476.9
Direct costs                                              (333.6)          (180.1)        (85.2)       (59.8)            (467.5)
---------------------------------------------------------------------------------------------------------------------------------
Gross profit                                             3,955.1          3,159.0          25.2          5.7            7,009.4
Operating costs                                 4       (3,756.4)        (2,781.2)        (35.1)       (14.0)          (6,133.4)
---------------------------------------------------------------------------------------------------------------------------------
Operating profit                                           198.7            377.8         (47.4)       (55.6)             876.0
Share of results of associates                  4           19.8             20.7          (4.3)       (19.4)              46.0
---------------------------------------------------------------------------------------------------------------------------------
Profit before interest and taxation                        218.5            398.5         (45.2)       (53.7)             922.0
Finance income                                  5          132.7             70.1          89.3         68.6              169.6
Finance costs                                   5         (171.9)          (130.1)        (32.1)       (21.5)            (344.8)
---------------------------------------------------------------------------------------------------------------------------------
Profit before taxation                                     179.3            338.5         (47.0)       (55.8)             746.8
Taxation                                        7          (41.0)          (101.2)         59.5         64.8             (232.9)
---------------------------------------------------------------------------------------------------------------------------------
Profit for the period                                      138.3            237.3         (41.7)       (52.2)             513.9
---------------------------------------------------------------------------------------------------------------------------------

Attributable to:
Equity holders of the parent                               108.4            208.2         (47.9)       (57.9)             439.1
Minority interests                                          29.9             29.1          (2.7)        9.3                74.8
---------------------------------------------------------------------------------------------------------------------------------
                                                           138.3            237.3         (41.7)       (52.2)             513.9
=================================================================================================================================


---------------------------------------------------------------------------------------------------------------------------------

Headline PBIT                                6,19          342.2            453.4         (24.5)       (35.1)           1,118.2
Headline PBIT margin                         6,19            8.0%            13.6%                                         15.0%
Headline PBT                                   19          252.2            389.1         (35.2)       (45.1)             968.4

---------------------------------------------------------------------------------------------------------------------------------

Earnings per share(2)
Basic earnings per ordinary share               9            8.9p            18.2p        (51.1)       (60.5)              38.4p
Diluted earnings per ordinary share             9            8.8p            17.8p        (50.6)       (60.1)              37.6p


=================================================================================================================================

(1) The basis for calculating the constant currency percentage change shown above is described in the glossary attached to this appendix.
(2) The calculations of the Group's earnings per share and Headline earnings per share are set out in note 9.

                                                                     WPP/page 10



                                    WPP PLC

   Unaudited condensed consolidated interim statement of comprehensive income for the six months ended 30 June 2009


                                                                Six months      Six months             Year
                                                                     ended           ended            ended
                                                                   30 June         30 June      31 December
                                                                      2009            2008             2008
                                                                  (pound)m        (pound)m         (pound)m
 Profit for the period                                               138.3           237.3            513.9
----------------------------------------------------------------------------------------------------------------
|Exchange adjustments on foreign currency net investments           (833.6)          282.2          1,379.2    |
|(Loss)/gain on revaluation of available for sale investments        (17.8)           17.7            (51.3)   |
|Actuarial loss on defined benefit pension schemes                       -               -            (82.2)   |
|Deferred tax credit on defined benefit pension schemes                  -               -              0.7    |
----------------------------------------------------------------------------------------------------------------
 Other comprehensive income relating to the period                  (851.4)          299.9          1,246.4
 Total comprehensive income relating to the period                  (713.1)          537.2          1,760.3
================================================================================================================

 Attributable to:
 Equity holders of the parent                                       (743.0)          508.1          1,685.5
 Minority interests                                                   29.9            29.1             74.8
----------------------------------------------------------------------------------------------------------------
                                                                    (713.1)          537.2          1,760.3
================================================================================================================

                                                                     WPP/Page 11


                                     WPP PLC

          Unaudited condensed consolidated interim cash flow statement for the six months ended 30 June 2009

                                                                               Notes    Six months      Six months            Year
                                                                                             ended           ended           ended
                                                                                           30 June         30 June     31 December
                                                                                              2009            2008            2008
----------------------------------------------------------------------------------------------------------------------------------
                                                                                          (pound)m        (pound)m        (pound)m
Net cash (outflow)/inflow from operating activities                               10        (191.4)         (165.4)         922.7
Investing activities
Acquisitions and disposals                                                        10         (93.0)         (176.0)      (1,049.1)
Purchases of property, plant and equipment                                                  (113.0)          (67.8)        (196.8)
Purchases of other intangible assets (incl. capitalised computer software)                   (16.1)           (6.2)         (23.8)
Proceeds on disposal of property, plant and equipment                                          2.1             6.7           11.5
----------------------------------------------------------------------------------------------------------------------------------
Net cash outflow from investing activities                                                  (220.0)         (243.3)      (1,258.2)
Financing activities
Share option proceeds                                                                          0.1             5.9           10.6
Share repurchases and buybacks                                                    10          (9.5)         (112.2)        (105.3)
Net increase in borrowings                                                        10         107.7            79.5          810.4
Financing and share issue costs                                                              (27.8)           (4.3)         (19.4)
Equity dividends paid                                                                            -               -         (161.8)
Dividends paid to minority shareholders in subsidiary undertakings                           (31.3)          (26.4)         (63.5)
----------------------------------------------------------------------------------------------------------------------------------
Net cash inflow/(outflow) from financing activities                                           39.2           (57.5)         471.0
Net (decrease)/increase in cash and cash equivalents                                        (372.2)         (466.2)         135.5
Translation differences                                                                     (228.0)           34.7          120.3
Cash and cash equivalents at beginning of period                                           1,318.1         1,062.3        1,062.3
----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                        10         717.9           630.8        1,318.1
----------------------------------------------------------------------------------------------------------------------------------
Reconciliation of net cash flow to movement in net debt:
Net (decrease)/increase in cash and cash equivalents                                        (372.2)         (466.2)         135.5
Cash inflow from increase in debt financing                                                  (79.9)          (76.0)        (796.6)
Debt acquired                                                                                    -               -         (577.8)
Other movements                                                                               46.1            28.3          (94.5)
Translation difference                                                                        26.9           (57.6)        (448.5)
----------------------------------------------------------------------------------------------------------------------------------
Movement of net debt in the period                                                          (379.1)         (571.5)      (1,781.9)
Net debt at beginning of period                                                           (3,067.6)       (1,285.7)      (1,285.7)
----------------------------------------------------------------------------------------------------------------------------------
Net debt at end of period                                                         11      (3,446.7)       (1,857.2)      (3,067.6)
==================================================================================================================================

                                                                     WPP/Page 12

                                     WPP PLC

             Unaudited condensed consolidated interim balance sheet
                               as at 30 June 2009

                                                             Notes             30 June              30 June          31 December
                                                                                  2009                 2008                 2008
---------------------------------------------------------------------------------------------------------------------------------
                                                                              (pound)m             (pound)m             (pound)m

Non-current assets
Intangible assets:
    Goodwill                                                   12             8,371.6              6,422.9              9,093.2
    Other                                                      13             2,007.9              1,176.0              2,295.8
Property, plant and equipment                                                   643.6                455.0                690.7
Interests in associates                                                         656.2                570.0                714.3
Other investments                                                               273.4                307.2                310.9
Deferred tax assets                                                              65.6                 44.3                 65.6
Trade and other receivables                                    14               247.4                184.2                185.2
---------------------------------------------------------------------------------------------------------------------------------
                                                                             12,265.7              9,159.6             13,355.7
Current assets
Inventory and work in progress                                                  346.5                375.5                343.9
Corporate income tax recoverable                                                 63.1                 29.0                 53.1
Trade and other receivables                                    14             6,662.6              6,569.7              8,138.1
Cash and short-term deposits                                                  1,098.2              1,276.9              2,572.5
---------------------------------------------------------------------------------------------------------------------------------
                                                                              8,170.4              8,251.1             11,107.6
Current liabilities
Trade and other payables                                       15            (8,499.2)            (8,139.9)           (10,407.7)
Corporate income tax payable                                                    (54.4)               (73.0)               (87.8)
Bank overdrafts and loans                                                      (381.7)              (771.0)            (1,640.8)
---------------------------------------------------------------------------------------------------------------------------------
                                                                             (8,935.3)            (8,983.9)           (12,136.3)
---------------------------------------------------------------------------------------------------------------------------------
Net current liabilities                                                        (764.9)              (732.8)            (1,028.7)
---------------------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                        11,500.8              8,426.8             12,327.0
---------------------------------------------------------------------------------------------------------------------------------

Non-current liabilities
Bonds and bank loans                                                         (4,163.2)            (2,363.1)            (3,999.3)
Trade and other payables                                       16              (453.4)              (540.1)              (553.9)
Corporate income tax payable                                                   (471.0)              (347.3)              (489.0)
Deferred tax liabilities                                                       (817.0)              (464.7)              (917.1)
Provision for post-employment benefits                                         (245.0)              (135.0)              (272.0)
Provisions for liabilities and charges                                         (133.6)              (113.7)              (135.9)
---------------------------------------------------------------------------------------------------------------------------------
                                                                             (6,283.2)            (3,963.9)            (6,367.2)
---------------------------------------------------------------------------------------------------------------------------------
Net assets                                                                    5,217.6              4,462.9              5,959.8
=================================================================================================================================

Equity
Called-up share capital                                                         125.5                117.4                125.5
Share premium account                                                             8.8                109.8                  8.6
Shares to be issued                                                               6.8                  3.2                  8.7
Other reserves                                                               (4,735.3)            (1,145.5)            (3,888.3)
Own shares                                                                     (170.2)              (214.4)              (189.8)
Retained earnings                                                             9,811.5              5,454.3              9,697.5
---------------------------------------------------------------------------------------------------------------------------------
Equity share owners' funds                                                    5,047.1              4,324.8              5,762.2
Minority interests                                                              170.5                138.1                197.6
---------------------------------------------------------------------------------------------------------------------------------
Total Equity                                                                  5,217.6              4,462.9              5,959.8
=================================================================================================================================

                                                                     WPP/Page 13


                                     WPP PLC

     Unaudited condensed consolidated interim statement of changes in equity for the six months ended 30 June 2009

                                                 Ordinary        Share     Shares
                                                    share      premium      to be       Other        Own     Retained
                                                  capital      account     issued     reserves     shares     earnings      Total
------------------------------------------------------------------------------------------------------------------------------------
                                                 (pound)m     (pound)m   (pound)m     (pound)m   (pound)m    (pound)m    (pound)m
------------------------------------------------------------------------------------------------------------------------------------
Balance at 1 January 2008                           119.2       103.9        5.3      (1,480.8)    (255.3)   5,482.1     3,974.4
Other ordinary shares issued                          0.1         6.7       (2.1)          0.9          -        0.9         6.5
Share issue/cancellation costs                          -        (0.8)         -             -          -          -        (0.8)
Share cancellations                                  (1.9)          -          -           1.9          -     (112.2)     (112.2)
Exchange adjustments on foreign currency net
investments                                             -           -          -         282.2          -          -       282.2
Net profit for the period                               -           -          -             -          -      208.2       208.2
Dividends paid                                          -           -          -             -          -     (103.8)     (103.8)
Non-cash share-based incentive plans (including
stock options)                                          -           -          -             -          -       30.2        30.2
Tax adjustment of share-based payments                  -           -          -             -          -       (6.9)       (6.9)
Net movement in own shares held by ESOP Trusts          -           -          -             -       40.9      (40.9)          -
Revaluation of other investments                        -           -          -          17.7          -          -        17.7
Share purchases - close period commitments              -           -          -          64.8          -       (5.0)       59.8
Recognition/remeasurement of financial
instruments                                             -           -          -         (32.2)         -        1.7       (30.5)
------------------------------------------------------------------------------------------------------------------------------------
Balance at 30 June 2008                             117.4       109.8        3.2      (1,145.5)    (214.4)   5,454.3     4,324.8
Reclassification due to Group reconstruction            -     3,780.6          -      (3,780.6)         -          -           -
Transfer of share premium to retained earnings
as part of the scheme of arrangement                    -    (4,143.1)         -             -          -    4,143.1           -
Ordinary shares issued in respect of
acquisitions                                          8.0       259.7        2.8             -          -          -       270.5
Other ordinary shares issued                          0.1         1.6       (0.7)          0.2          -        0.2         1.4
Share issue / cancellation costs                        -           -          -          (4.8)         -          -        (4.8)
Exchange adjustments on foreign currency net
investments                                             -           -          -       1,097.0          -          -     1,097.0
Net profit for the period                               -           -          -             -          -      230.9       230.9
Transfer to goodwill                                    -           -        3.4             -          -          -         3.4
Dividends paid                                          -           -          -             -          -      (58.0)      (58.0)
Non-cash share-based incentive plans (including
stock options)                                          -           -          -             -          -       32.1        32.1
Tax adjustment of share-based payments                  -           -          -             -          -       (2.1)       (2.1)
Net movement in own shares held by ESOP Trusts          -           -          -             -       11.9      (15.5)       (3.6)
Treasury shares disposals                               -           -          -             -       12.7       (5.8)        6.9
Actuarial loss on defined benefit schemes               -           -          -             -          -      (82.2)      (82.2)
Deferred tax on defined benefit pension schemes         -           -          -             -          -        0.7         0.7
Revaluation of other investments                        -           -          -         (69.0)         -          -       (69.0)
Recognition/remeasurement of financial
instruments                                             -           -          -          14.4          -       (0.2)       14.2
------------------------------------------------------------------------------------------------------------------------------------
Balance at 31 December 2008                         125.5         8.6        8.7      (3,888.3)    (189.8)   9,697.5     5,762.2
Other ordinary shares issued                            -         0.2       (0.4)          0.1          -        0.1           -
Exchange adjustments on foreign currency net
investments                                             -           -          -        (833.6)         -          -      (833.6)
Net profit for the period                               -           -          -             -          -      108.4       108.4
Non-cash share-based incentive plans (including
stock options)                                          -           -          -             -          -       31.1        31.1
Transfer from goodwill                                  -           -       (1.5)            -          -          -        (1.5)
Treasury shares additions                               -           -          -             -       (9.5)         -        (9.5)
Revaluation of other investments                        -           -          -         (17.8)         -          -       (17.8)
Net movement in own shares held by ESOP Trusts          -           -          -             -       29.1      (29.1)          -
Equity component of convertible bonds                   -           -          -          44.5          -          -        44.5
Recognition/remeasurement of financial
instruments                                             -           -          -        (40.2)          -        3.5       (36.7)
------------------------------------------------------------------------------------------------------------------------------------
Balance at 30 June 2009                             125.5         8.8        6.8     (4,735.3)     (170.2)   9,811.5     5,047.1
====================================================================================================================================

                                                                     WPP/Page 14

                                     WPP PLC

 Notes to the unaudited condensed consolidated interim financial statements
                                 (Notes 1 - 21)

1.   Basis of accounting

The unaudited condensed consolidated interim financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments as disclosed in our accounting policies.

2.   Accounting policies

The unaudited condensed consolidated interim financial statements comply with the recognition and measurement criteria of International Financial Reporting Standards (IFRS) as adopted by the European Union and as issued by the International Accounting Standards Board (IASB), IAS 34 Interim Financial Reporting and with the accounting policies of the Group which were set out on pages 139 to 145 of the 2008 Annual Report and Accounts. No changes have been made to the Group's accounting policies in the period to 30 June 2009 other than the adoption of IAS 1 (revised) Presentation of Financial Statements, IAS 23 (revised) Borrowing Costs and IFRS 8 Operating Segments. IAS 1 (revised) Presentation of Financial Statements requires the presentation of a statement of changes in equity as a primary statement. As a result, a condensed consolidated interim statement of changes in equity has been included in the primary statements, showing changes in each component of equity for each period presented.

The Group also adopted IFRS 8 Operating Segments during the period. The directors have reviewed the business segments identified under the previous standard (IAS 14 Segmental Reporting) and consider these reported segments remain appropriate under IFRS 8. The adoption of IAS 23 (revised) Borrowing Costs had no material impact on the Group.

Statutory Information and Independent Review

The unaudited condensed consolidated interim financial statements for the six months to 30 June 2009 and 30 June 2008 do not constitute statutory accounts. The financial information for the year ended 31 December 2008 does not constitute statutory accounts. The statutory accounts for the year ended 31 December 2008 have been delivered to the Jersey Registrar of Companies and received an unqualified auditors' report. The interim financial statements are unaudited but have been reviewed by the auditors and their report is set out on page 34.

The announcement of the interim results was approved by the board of directors on 25 August 2009.

3.   Currency conversion

The reporting currency of the Group is the pound sterling and the unaudited condensed consolidated interim financial statements have been prepared on this basis.

The 2009 unaudited condensed consolidated interim income statement is prepared using, among other currencies, average exchange rates of US$1.4933 to the pound (period ended 30 June 2008: US$1.9743; year ended 31 December 2008: US$1.8524) and (euro)1.1195 to the pound (period ended 30 June 2008: (euro)1.2908; year ended 31 December 2008: (euro)1.2584). The unaudited condensed consolidated interim balance sheet as at 30 June 2009 has been prepared using the exchange rates on that day of US$1.6463 to the pound (30 June 2008: US$1.9908; 31 December 2008: US$1.4575) and (euro)1.1720 to the pound (30 June 2008:
(euro)1.2651; 31 December 2008: (euro)1.0442).

The basis for calculating the constant currency percentage changes, shown on the face of the unaudited condensed consolidated interim income statement, is described in the glossary attached to this appendix.

                                                                     WPP/Page 15
                                     WPP PLC

              Notes to the unaudited condensed consolidated interim
                financial statements (Notes 1 - 21) (continued)

4.   Operating costs and share of results of associates

Operating costs include:

                                                                                Six months          Six months                Year
                                                                                     ended               ended               ended
                                                                                   30 June             30 June         31 December
                                                                                      2009                2008                2008
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  (pound)m            (pound)m            (pound)m
Amortisation and impairment of acquired intangible assets                            88.1                25.5                78.4
Goodwill impairment                                                                  40.0                20.0                84.1
Goodwill write-down relating to utilisation of pre-acquisition tax losses               -                 0.7                 1.5
Gains on disposal of investments                                                     (8.4)              (3.6)               (3.4)
Write-downs of investments                                                            4.3                12.3                30.5
Staff costs                                                                       2,662.5             2,000.5             4,351.8
Other operating costs                                                               969.9               725.8             1,590.5
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  3,756.4             2,781.2             6,133.4
==================================================================================================================================

The goodwill impairment charge of (pound)40.0 million (30 June 2008: (pound)20.0 million) relates to a number of under-performing businesses in the Group. In certain markets, the impact of current local economic conditions and trading circumstances on these businesses is sufficiently severe to indicate an impairment to the carrying value of goodwill. The Directors will reassess the need for any further impairment write-downs at year end.

Share of results of associates include:

                                                                                Six months          Six months                Year
                                                                                     ended               ended               ended
                                                                                   30 June             30 June         31 December
                                                                                      2009                2008                2008
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  (pound)m            (pound)m            (pound)m
Share of profit before interest and taxation                                         30.5                32.8                71.5
Share of exceptional gains/(losses)                                                   0.3                   -                (0.5)
Share of interest and minority interest                                              (0.4)                0.2                 0.5
Share of taxation                                                                   (10.6)              (12.3)              (25.5)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                     19.8                20.7                46.0
==================================================================================================================================

                                                                     WPP/Page 16

                                     WPP PLC

              Notes to the unaudited condensed consolidated interim
                financial statements (Notes 1 - 21) (continued)

5.   Finance income and finance costs

Finance income includes:

                                                                                Six months          Six months                Year
                                                                                     ended               ended               ended
                                                                                   30 June             30 June         31 December
                                                                                      2009                2008                2008
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  (pound)m            (pound)m            (pound)m
Expected return on pension scheme assets                                              15.4               15.0                31.3
Income from available for sale investments                                             5.0                5.0                 9.7
Interest income                                                                       87.1               50.1               128.6
----------------------------------------------------------------------------------------------------------------------------------
Finance income (excluding gains on termination of hedge accounting on                107.5               70.1               169.6
repayment of TNS debt)
Gains on termination of hedge accounting on repayment of TNS debt                     25.2                -                     -
----------------------------------------------------------------------------------------------------------------------------------
                                                                                     132.7               70.1               169.6
==================================================================================================================================

Finance costs include:

                                                                                Six months          Six months                Year
                                                                                     ended               ended               ended
                                                                                   30 June             30 June         31 December
                                                                                      2009                2008                2008
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  (pound)m            (pound)m            (pound)m
Interest on pension scheme liabilities                                               23.4                18.5                38.9
Interest on other long-term employee benefits                                         0.6                 0.8                 1.6
Interest payable and similar charges                                                173.5               115.1               278.9
----------------------------------------------------------------------------------------------------------------------------------
Finance charges (excluding revaluation of financial instruments and                 197.5               134.4               319.4
gains on swap terminations)
Revaluation of financial instruments accounted at fair value through
profit or loss                                                                      (25.6)               (4.3)               25.4
----------------------------------------------------------------------------------------------------------------------------------
                                                                                    171.9               130.1               344.8
==================================================================================================================================

The following are included in the revaluation of financial instruments accounted at fair value through profit or loss shown above:

                                                                                Six months          Six months                Year
                                                                                     ended               ended               ended
                                                                                   30 June             30 June         31 December
                                                                                      2009                2008                2008
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  (pound)m            (pound)m            (pound)m
Movements in fair value of treasury instruments                                     (14.4)              (17.2)               13.9
Revaluations of put options over minority interests                                 (11.2)               12.9                11.5
----------------------------------------------------------------------------------------------------------------------------------
                                                                                    (25.6)              (4.3)                25.4
==================================================================================================================================

                                                                     WPP/Page 17

                                     WPP PLC

              Notes to the unaudited condensed consolidated interim
                financial statements (Notes 1 - 21) (continued)

6.   Segmental analysis

Reported contributions by operating sector were as follows:

                                                                                Six months          Six months                Year
                                                                                     ended               ended               ended
                                                                                   30 June             30 June         31 December
                                                                                      2009                2008                2008
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  (pound)m            (pound)m            (pound)m
Revenue
Advertising and Media Investment Management                                        1,644.4            1,521.3             3,329.5
Consumer Insight(2)                                                                1,123.8              486.5             1,301.8
Public Relations & Public Affairs                                                    403.4              356.1               752.3
Branding & Identity, Healthcare and Specialist Communications                      1,117.1              975.2             2,093.3
----------------------------------------------------------------------------------------------------------------------------------
                                                                                   4,288.7            3,339.1             7,476.9
----------------------------------------------------------------------------------------------------------------------------------

Headline PBIT(1)
Advertising and Media Investment Management                                          167.2              242.6               581.3
Consumer Insight(2)                                                                   68.6               49.3               147.6
Public Relations & Public Affairs                                                     46.6               57.2               124.9
Branding & Identity, Healthcare and Specialist Communications                         59.8              104.3               264.4
----------------------------------------------------------------------------------------------------------------------------------
                                                                                     342.2              453.4             1,118.2
----------------------------------------------------------------------------------------------------------------------------------

Headline PBIT margin                                                                     %                  %                  %
Advertising and Media Investment Management                                           10.2               15.9                17.5
Consumer Insight(2)                                                                    6.1               10.1                11.3
Public Relations & Public Affairs                                                     11.6               16.1                16.6
Branding & Identity, Healthcare and Specialist Communications                          5.4               10.7                12.6
----------------------------------------------------------------------------------------------------------------------------------
                                                                                       8.0               13.6                15.0
----------------------------------------------------------------------------------------------------------------------------------

Total assets
Advertising and Media Investment Management                                        9,805.2            9,726.8            12,034.5
Consumer Insight(2)                                                                3,528.0            1,124.0             3,830.0
Public Relations & Public Affairs                                                  1,526.6            1,408.4             1,583.3
Branding & Identity, Healthcare and Specialist Communications                      4,349.4            3,801.3             4,324.3
----------------------------------------------------------------------------------------------------------------------------------
Segment assets                                                                    19,209.2           16,060.5            21,772.1
Unallocated corporate assets(3)                                                    1,226.9            1,350.2             2,691.2
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  20,436.1           17,410.7            24,463.3
==================================================================================================================================

(1)  Headline PBIT is defined in note 19.
(2)  Consumer  Insight  was  previously  reported  as  Information,   Insight  &
     Consultancy.
(3) Unallocated corporate assets are corporate income tax recoverable, deferred tax assets and cash and short-term deposits.

                                                                     WPP/Page 18



                                     WPP PLC

              Notes to the unaudited condensed consolidated interim
                financial statements (Notes 1 - 21) (continued)

6.   Segmental analysis (continued)

Reported contributions by geographical area were as follows:


                                                                                Six months          Six months                Year
                                                                                     ended               ended               ended
                                                                                   30 June             30 June         31 December
                                                                                      2009                2008                2008
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  (pound)m            (pound)m            (pound)m
Revenue
United Kingdom                                                                       509.3              450.2               954.2
North America(2)                                                                   1,542.2            1,189.7             2,603.2
Western Continental Europe(3,4)                                                    1,131.3              832.4             1,879.1
Asia Pacific, Latin America, Africa & Middle East
and Central & Eastern Europe(4)                                                    1,105.9              866.8             2,040.4
----------------------------------------------------------------------------------------------------------------------------------
                                                                                   4,288.7            3,339.1             7,476.9
----------------------------------------------------------------------------------------------------------------------------------

Headline PBIT(1)
United Kingdom                                                                        50.1               58.2               124.1
North America(2)                                                                     148.0              187.4               438.3
Western Continental Europe(3,4)                                                       61.1              106.5               247.0
Asia Pacific, Latin America, Africa & Middle East
and Central & Eastern Europe(4)                                                       83.0              101.3               308.8
----------------------------------------------------------------------------------------------------------------------------------
                                                                                     342.2              453.4             1,118.2
----------------------------------------------------------------------------------------------------------------------------------

Headline PBIT margin                                                                     %                  %                  %
United Kingdom                                                                         9.8               12.9               13.0
North America(2)                                                                       9.6               15.8               16.8
Western Continental Europe(3,4)                                                        5.4               12.8               13.1
Asia Pacific, Latin America, Africa & Middle East
and Central & Eastern Europe(4)                                                        7.5               11.7               15.1
----------------------------------------------------------------------------------------------------------------------------------
                                                                                       8.0               13.6               15.0
==================================================================================================================================

(1)  Headline PBIT is defined in note 19.
(2) North America includes the US with revenue of (pound)1,454.6 million (period ended 30 June 2008: (pound)1,114.6 million; year ended 31 December 2008: (pound)2,444.7 million) and headline PBIT of (pound)137.5 million (period ended 30 June 2008: (pound)178.6 million; year ended 31 December 2008: (pound)411.0 million).
(3) Western Continental Europe includes Ireland with revenue of (pound)21.4 million (period ended 30 June 2008: (pound)21.4 million; year ended 31 December 2008: (pound)41.3 million) and headline PBIT of (pound)1.2 million (period ended 30 June 2008: (pound)4.2 million; year ended 31 December 2008: (pound)8.0 million).
(4) The Group previously reported Continental Europe as a geographic segment. Western Continental Europe is now reported separately, with Central & Eastern Europe included with Asia Pacific, Latin America, Africa & Middle East. Comparative figures have been restated accordingly.

                                                                     WPP/Page 19

                                     WPP PLC

              Notes to the unaudited condensed consolidated interim
                financial statements (Notes 1 - 21) (continued)

7.   Taxation

The Group tax rate on Headline PBT(1), excluding the impact of the net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items was 24.8% (30 June 2008: 26.9% and 31 December 2008:
25.3%). The Group tax rate on Reported PBT was 22.9% (30 June 2008: 29.9% and 31 December 2008: 31.2%).

The tax charge comprises:

                                                                                Six months          Six months                Year
                                                                                     ended               ended               ended
                                                                                   30 June             30 June         31 December
                                                                                      2009                2008                2008
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  (pound)m            (pound)m            (pound)m

Current tax
Current year                                                                         56.2                91.7               217.7
Prior years                                                                           5.7                12.1                 7.0
----------------------------------------------------------------------------------------------------------------------------------
Total current tax                                                                    61.9               103.8               224.7
----------------------------------------------------------------------------------------------------------------------------------
Deferred tax
Charge for the year                                                                   0.6                 1.0                20.6
Net credit in relation to the amortisation of acquired intangible
assets and other goodwill items                                                     (21.5)               (3.6)              (12.4)
----------------------------------------------------------------------------------------------------------------------------------
Total deferred tax                                                                  (20.9)               (2.6)                8.2
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
Tax charge                                                                           41.0               101.2               232.9
==================================================================================================================================

(1)  Headline PBT is defined in note 19.

8.   Ordinary dividends

The Board has recommended a first interim dividend of 5.19p (2008: 5.19p) per ordinary share. This is expected to be paid on 9 November 2009 to share owners on the register at 9 October 2009.

The Board recommended a second interim dividend of 10.28p per ordinary share in respect of 2008. This was paid on 6 July 2009.

                                                                     WPP/Page 20

                                     WPP PLC

              Notes to the unaudited condensed consolidated interim
                financial statements (Notes 1 - 21) (continued)

9.   Earnings per share

Basic EPS

The calculation of basic Reported and Headline EPS is as follows:

                                                      Six months        Six months                                         Year
                                                           ended             ended                   Constant             ended
                                                         30 June           30 June                   Currency       31 December
                                                            2009              2008    +/(-)%           +/(-)%              2008
---------------------------------------------------------------------------------------------------------------------------------
Reported earnings(1) ((pound)m)                            108.4             208.2                                       439.1
Headline earnings ((pound)m) (note 19)                     159.8             255.2                                       648.3
---------------------------------------------------------------------------------------------------------------------------------
Average shares used in Basic EPS calculation (m)         1,220.9           1,144.0                                     1,143.4
---------------------------------------------------------------------------------------------------------------------------------
Reported EPS                                                 8.9p            18.2p    (51.1)           (60.5)             38.4p
Headline EPS                                                13.1p            22.3p    (41.3)           (51.6)             56.7p
=================================================================================================================================

(1) Reported earnings is equivalent to profit for the period attributable to equity holders of the parent.

Diluted EPS

The calculation of diluted Reported and Headline EPS is set out below:

                                                      Six months        Six months                                         Year
                                                           ended             ended                   Constant             ended
                                                         30 June           30 June                   Currency       31 December
                                                            2009              2008    +/(-)%           +/(-)%              2008
---------------------------------------------------------------------------------------------------------------------------------
Diluted Reported earnings ((pound)m)                       108.4             208.7                                       439.9
Diluted Headline earnings ((pound)m)                       159.8             255.7                                       649.1
---------------------------------------------------------------------------------------------------------------------------------
Shares used in diluted EPS calculation (m)               1,235.6           1,174.4                                     1,169.6
---------------------------------------------------------------------------------------------------------------------------------
Diluted Reported EPS                                         8.8p             17.8p   (50.6)           (60.1)             37.6p
Diluted Headline EPS                                        12.9p             21.8p   (40.8)           (51.0)             55.5p
=================================================================================================================================

Diluted EPS has been calculated based on the Reported and Headline Earnings amounts above. On 19 May 2009 the Group issued (pound)450 million 5.75% convertible bonds due in 2014. For the six months ended 30 June 2009, these convertible bonds were accretive to earnings and therefore excluded from the calculation of diluted earnings.

A reconciliation between the shares used in calculating Basic and Diluted EPS is as follows:

                                                                                Six months          Six months                Year
                                                                                     ended               ended               ended
                                                                                   30 June             30 June         31 December
                                                                                      2009                2008                2008
----------------------------------------------------------------------------------------------------------------------------------
                                                                                         m                   m                   m
Average shares used in Basic EPS calculation                                       1,220.9             1,144.0             1,143.4
Dilutive share options outstanding                                                     1.6                 7.0                 2.9
Other potentially issuable shares                                                     13.1                14.5                16.0
$150 million Grey convertible bond                                                       -                 8.9                 7.3
----------------------------------------------------------------------------------------------------------------------------------
Shares used in Diluted EPS calculation                                             1,235.6             1,174.4             1,169.6
==================================================================================================================================

At 30 June 2009 there were 1,255,405,058 ordinary shares in issue.

                                                                     WPP/Page 21

                                     WPP PLC

                  Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 21) (continued)

10.      Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 11:

Net cash (outflow)/inflow from operating activities:

                                                                                Six months          Six months                Year
                                                                                     ended               ended               ended
                                                                                   30 June             30 June         31 December
                                                                                      2009                2008                2008
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  (pound)m            (pound)m            (pound)m
Profit for the period                                                               138.3               237.3               513.9
Taxation                                                                             41.0               101.2               232.9
Finance costs                                                                       171.9               130.1               344.8
Finance income                                                                     (132.7)              (70.1)             (169.6)
Share of results of associates                                                      (19.8)              (20.7)              (46.0)
----------------------------------------------------------------------------------------------------------------------------------
Operating profit                                                                    198.7               377.8               876.0
Adjustments for:
Non-cash share-based incentive plans (including share options)                       31.1                30.2                62.3
Depreciation of property, plant and equipment                                        97.3                68.6               149.6
Goodwill impairment                                                                  40.0                20.0                84.1
Goodwill write-down relating to utilisation of pre-acquisition tax losses               -                 0.7                 1.5
Amortisation and impairment of acquired intangible assets                            88.1                25.5                78.4
Amortisation of other intangible assets                                              16.2                 9.9                23.4
Gains on disposal of investments                                                     (8.4)               (3.6)               (3.4)
Write-downs of investments                                                            4.3                12.3                30.5
Losses/(gains) on sale of property, plant and equipment                               0.1                (0.1)                1.9
----------------------------------------------------------------------------------------------------------------------------------
Operating cash flow before movements in working capital and provisions              467.4               541.3             1,304.3
Movements in working capital and provisions(1)                                     (481.9)             (572.5)             (109.3)
----------------------------------------------------------------------------------------------------------------------------------
Cash generated by operations                                                        (14.5)              (31.2)            1,195.0
Corporation and overseas tax paid                                                   (94.9)              (84.1)             (182.5)
Interest and similar charges paid                                                  (200.7)              (99.9)             (269.2)
Interest received                                                                    96.2                33.3               133.0
Investment income                                                                     0.4                 1.7                 1.8
Dividends from associates                                                            22.1                14.8                44.6
----------------------------------------------------------------------------------------------------------------------------------
                                                                                   (191.4)             (165.4)              922.7
==================================================================================================================================

(1) The Group typically experiences an outflow of working capital in the first half of the financial year and an inflow in the second half. This is primarily due to the seasonal nature of working capital flows associated with its media buying activities on behalf of clients.

Acquisitions and disposals:

                                                                                Six months          Six months                Year
                                                                                     ended               ended               ended
                                                                                   30 June             30 June         31 December
                                                                                      2009                2008                2008
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  (pound)m            (pound)m            (pound)m
Initial cash consideration                                                          (28.1)              (94.1)             (891.9)
Cash/(overdraft) and cash equivalents acquired (net)                                  0.9                (9.9)               (6.1)
Earnout payments                                                                    (37.8)              (30.4)              (67.8)
Loan note redemptions                                                                   -                (2.6)               (2.6)
Purchase of other investments (including associates)                                (36.7)              (42.8)              (91.7)
Proceeds on disposal of investments                                                   8.7                 3.8                11.0
----------------------------------------------------------------------------------------------------------------------------------
                                                                                    (93.0)             (176.0)           (1,049.1)
==================================================================================================================================

                                                                     WPP/Page 22
                                     WPP PLC

              Notes to the unaudited condensed consolidated interim
                financial statements (Notes 1 - 21) (continued)

10.  Analysis of cash flows (continued)

Share repurchases and buybacks:

                                                                                Six months          Six months                Year
                                                                                     ended               ended               ended
                                                                                   30 June             30 June         31 December
                                                                                      2009                2008                2008
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  (pound)m            (pound)m            (pound)m

Share cancellations (excluding brokerage fees)                                          -              (112.2)            (112.2)
Shares purchased into treasury                                                       (9.5)                  -                  -
Proceeds on disposal of treasury shares                                                 -                   -                6.9
----------------------------------------------------------------------------------------------------------------------------------
                                                                                     (9.5)             (112.2)            (105.3)
==================================================================================================================================

Net increase in borrowings:

                                                                                Six months          Six months                Year
                                                                                     ended               ended               ended
                                                                                   30 June             30 June         31 December
                                                                                      2009                2008                2008
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  (pound)m            (pound)m            (pound)m
(Decrease)/increase in drawings on bank loans                                      (534.0)                  -             1,273.3
Proceeds from issue of (pound)450 million 5.75% convertible bonds due May 2014      450.0                   -                   -
Proceeds from issue of $600 million 8.0% bonds due September 2014                   367.4                   -                   -
Proceeds from issue of (euro)750 million 6.625% bonds due May 2016                      -               594.6               594.6
Repayment of (euro)650 million 6.0% bonds                                               -              (515.1)             (515.1)
Repayment of $100 million 6.875% bonds                                                  -                   -               (50.5)
Repayment of $150 million 5.0% bonds                                                    -                   -               (96.2)
Repayment of TNS debt                                                              (175.7)                  -              (395.7)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                    107.7                79.5               810.4
==================================================================================================================================

Cash and cash equivalents:

                                                                                Six months          Six months                Year
                                                                                     ended               ended               ended
                                                                                   30 June             30 June         31 December
                                                                                      2009                2008                2008
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  (pound)m            (pound)m            (pound)m
Cash at bank and in hand                                                          1,026.9             1,193.8             2,485.9
Short-term bank deposits                                                             71.3                83.1                86.6
Overdrafts(1)                                                                      (380.3)             (646.1)           (1,254.4)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                    717.9               630.8             1,318.1
==================================================================================================================================

(1) Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group's cash management.

                                                                     WPP/Page 23


                                     WPP PLC

              Notes to the unaudited condensed consolidated interim
                financial statements (Notes 1 - 21) (continued)

11.  Net debt

                                                                                   30 June             30 June         31 December
                                                                                      2009                2008                2008
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  (pound)m            (pound)m            (pound)m
Cash and short-term deposits                                                      1,098.2             1,276.9             2,572.5
Bank overdrafts and loans due within one year                                      (381.7)             (771.0)           (1,640.8)
Bonds and bank loans due after one year                                          (4,163.2)           (2,363.1)           (3,999.3)
----------------------------------------------------------------------------------------------------------------------------------
Net debt                                                                         (3,446.7)           (1,857.2)           (3,067.6)
==================================================================================================================================

12.  Goodwill and acquisitions

Goodwill in relation to subsidiary undertakings decreased by (pound)721.6 million (30 June 2008: increase of (pound)351.2 million) in the period. This movement includes both additional goodwill arising on acquisitions completed in the period and adjustments to goodwill relating to acquisitions completed in prior years, net of impairment charges and the effect of currency translation. Goodwill in relation to associate undertakings decreased by (pound)34.1 million (30 June 2008: increase of (pound)29.6 million) in the period.

Future anticipated payments to vendors in respect of both deferred and earnout obligations totalled (pound)280.2 million (period ended 30 June 2008:
(pound)313.8 million; year ended 31 December 2008: (pound)376.0 million). Earnouts are based on the directors' best estimates of future obligations, which are dependent on the future performance of the interests acquired and assume the operating companies improve profits in line with directors' estimates.

The contribution to revenue and operating profit of acquisitions completed in the period was not material. There were no material acquisitions completed during the period or between 30 June 2009 and the date the interim financial statements have been approved.

13.  Other intangible assets

The following are included in other intangibles:

                                                                                   30 June             30 June         31 December
                                                                                      2009                2008                2008
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  (pound)m            (pound)m            (pound)m
Brands with an indefinite useful life                                               974.9               836.9             1,073.2
Acquired intangibles                                                                967.7               300.1             1,155.9
Other (including capitalised computer software)                                      65.3                39.0                66.7
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  2,007.9             1,176.0             2,295.8
==================================================================================================================================

                                                                     WPP/Page 24

                                     WPP PLC

              Notes to the unaudited condensed consolidated interim
                financial statements (Notes 1 - 21) (continued)

14.  Trade and other receivables

Amounts falling due within one year:

                                                                                   30 June             30 June         31 December
                                                                                      2009                2008                2008
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  (pound)m            (pound)m            (pound)m
Trade receivables                                                                 4,527.3             4,584.5            5,934.5
VAT and sales taxes recoverable                                                      70.3                98.6               87.7
Other debtors                                                                       620.3               697.8              733.3
Prepayments and accrued income                                                    1,444.7             1,188.8            1,382.6
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  6,662.6             6,569.7            8,138.1
==================================================================================================================================


Amounts falling due after more than one year:

                                                                                   30 June             30 June         31 December
                                                                                      2009                2008                2008
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  (pound)m            (pound)m            (pound)m
Other debtors                                                                        85.9                69.2                72.3
Fair value of derivatives                                                           154.8               108.1               105.6
Prepayments and accrued income                                                        6.7                 6.9                 7.3
----------------------------------------------------------------------------------------------------------------------------------
                                                                                    247.4               184.2               185.2
==================================================================================================================================

                                                                     WPP/Page 25

                                     WPP PLC

              Notes to the unaudited condensed consolidated interim
                financial statements (Notes 1 - 21) (continued)


15.  Trade and other payables: amounts falling due within one year

The following are included in trade and other payables falling due within one year:

                                                                                   30 June             30 June         31 December
                                                                                      2009                2008                2008
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  (pound)m            (pound)m            (pound)m
Trade payables                                                                    5,628.1             5,678.8             7,121.0
Deferred income                                                                     706.3               641.4               788.3
Payments due to vendors                                                             115.9                62.0                89.8
Loan notes due to vendors                                                             0.1                 0.1                 0.1
Liabilities in respect of put option agreements with vendors                        103.5                70.9                67.5
Dividends payable                                                                       -               103.8                   -
Other creditors and accruals                                                      1,945.3             1,582.9             2,341.0
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  8,499.2             8,139.9            10,407.7
==================================================================================================================================

16.  Trade and other payables: amounts falling due after more than one year

The following are included in trade and other payables falling due after more than one year:

                                                                                   30 June             30 June         31 December
                                                                                      2009                2008                2008
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  (pound)m            (pound)m            (pound)m
Payments due to vendors                                                             164.3               251.8               286.2
Liabilities in respect of put option agreements with vendors                         64.1                54.4                54.6
Fair value of derivatives                                                            68.7               119.2                86.2
Other creditors and accruals                                                        156.3               114.7               126.9
----------------------------------------------------------------------------------------------------------------------------------
                                                                                    453.4               540.1               553.9
==================================================================================================================================

The following table sets out payments due to vendors, comprising deferred consideration and the directors' best estimates of future earnout related obligations:

                                                                                   30 June             30 June         31 December
                                                                                      2009                2008                2008
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  (pound)m            (pound)m            (pound)m
Within one year                                                                     115.9                62.0                89.8
Between 1 and 2 years                                                                85.1                77.5               128.0
Between 2 and 3 years                                                                57.1                87.6                97.2
Between 3 and 4 years                                                                19.6                61.5                53.4
Between 4 and 5 years                                                                 2.0                24.1                 7.6
Over 5 years                                                                          0.5                 1.1                   -
----------------------------------------------------------------------------------------------------------------------------------
                                                                                    280.2               313.8               376.0
==================================================================================================================================

The Group does not consider there to be any material contingent liabilities as at 30 June 2009.

                                                                     WPP/Page 26

                                     WPP PLC

              Notes to the unaudited condensed consolidated interim
                financial statements (Notes 1 - 21) (continued)

17.  Issued share capital - movement in the period

                                                                                Six months          Six months                Year
                                                                                     ended               ended               ended
                                                                                   30 June             30 June         31 December
                                                                                      2009                2008                2008
----------------------------------------------------------------------------------------------------------------------------------
Number of equity ordinary shares                                                         m                   m                   m

At the beginning of the period                                                     1,255.3            1,191.5             1,191.5
Exercise of share options                                                              0.1                1.6                 2.1
Acquisitions                                                                             -                  -                80.5
Share cancellations                                                                      -              (18.8)              (18.8)
----------------------------------------------------------------------------------------------------------------------------------
At the end of the period                                                           1,255.4            1,174.3             1,255.3
==================================================================================================================================

18.  Related party transactions

From time to time the Group enters into transactions with its associate undertakings. These transactions were not material for any of the periods presented.

                                                                     WPP/Page 27

                                     WPP PLC

              Notes to the unaudited condensed consolidated interim
                financial statements (Notes 1 - 21) (continued)

19.  Non-GAAP measures of performance

            Reconciliation of profit before interest and taxation to
               Headline PBIT for the six months ended 30 June 2009

                                                                                Six months          Six months                Year
                                                                                     ended               ended               ended
                                                                                   30 June             30 June         31 December
                                                                                      2009                2008                2008
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  (pound)m            (pound)m            (pound)m
Profit before interest and taxation                                                 218.5               398.5               922.0
Amortisation and impairment of acquired intangible assets                            88.1                25.5                78.4
Goodwill impairment                                                                  40.0                20.0                84.1
Goodwill write-down relating to utilisation of pre-acquisition tax losses               -                 0.7                 1.5
Gains on disposal of investments                                                     (8.4)               (3.6)               (3.4)
Write-downs of investments                                                            4.3                12.3                30.5
Share of exceptional (gains)/losses of associates                                    (0.3)                  -                 0.5
Costs of changes to corporate structure                                                 -                   -                 4.6
----------------------------------------------------------------------------------------------------------------------------------
Headline PBIT / Headline operating profit                                           342.2               453.4             1,118.2
----------------------------------------------------------------------------------------------------------------------------------

Finance income (excluding gains on termination of hedge accounting on
repayment of TNS debt)                                                              107.5                70.1               169.6
Finance charges (excluding revaluation of financial instruments and
gains on swap terminations)                                                        (197.5)             (134.4)             (319.4)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                    (90.0)              (64.3)             (149.8)

----------------------------------------------------------------------------------------------------------------------------------
Interest cover on Headline PBIT                                                 3.8 times           7.1 times           7.5 times
==================================================================================================================================

                         Calculation of Headline EBITDA

                                                                                Six months          Six months                Year
                                                                                     ended               ended               ended
                                                                                   30 June             30 June         31 December
                                                                                      2009                2008                2008
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  (pound)m            (pound)m            (pound)m
Headline PBIT (as above)                                                            342.2               453.4             1,118.2
Depreciation of property, plant and equipment                                        97.3                68.6               149.6
Amortisation of other intangible assets                                              16.2                 9.9                23.4
----------------------------------------------------------------------------------------------------------------------------------
Headline EBITDA                                                                     455.7               531.9             1,291.2
==================================================================================================================================-

                                                                     WPP/Page 28

                                     WPP PLC

              Notes to the unaudited condensed consolidated interim
                financial statements (Notes 1 - 21) (continued)

19.  Non-GAAP measures of performance (continued)

            Reconciliation of profit before taxation to Headline PBT and Headline earnings for the six months ended 30 June 2009

                                                                                Six months          Six months                Year
                                                                                     ended               ended               ended
                                                                                   30 June             30 June         31 December
                                                                                      2009                2008                2008
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  (pound)m            (pound)m            (pound)m
Profit before taxation                                                              179.3               338.5               746.8

Amortisation and impairment of acquired intangible assets                            88.1                25.5                78.4
Goodwill impairment                                                                  40.0                20.0                84.1
Goodwill write-down relating to utilisation of pre-acquisition tax
losses                                                                                  -                 0.7                 1.5
Gains on disposal of investments                                                     (8.4)               (3.6)               (3.4)
Write-downs of investments                                                            4.3                12.3                30.5
Share of exceptional (gains)/losses of associates                                    (0.3)                  -                 0.5
Revaluation of financial instruments                                                (25.6)               (4.3)               25.4
Gains on termination of hedge accounting on repayment of TNS debt                   (25.2)                  -                   -
Costs of changes to corporate structure                                                 -                   -                 4.6
----------------------------------------------------------------------------------------------------------------------------------
Headline PBT                                                                        252.2               389.1               968.4

Taxation (excluding net deferred tax credit in relation to the
amortisation of acquired intangible assets and other goodwill items)                (62.5)             (104.8)             (245.3)
Minority interests                                                                  (29.9)              (29.1)              (74.8)

----------------------------------------------------------------------------------------------------------------------------------
Headline earnings                                                                   159.8               255.2               648.3
----------------------------------------------------------------------------------------------------------------------------------

Ordinary dividends(1)                                                                65.2                58.7               161.8

----------------------------------------------------------------------------------------------------------------------------------
Dividend cover on Headline earnings                                             2.5 times           4.3 times            4.0 times
==================================================================================================================================

 (1) For the six months ended 30 June 2009, ordinary dividends represent an estimate of the 2009 first interim dividend expected to be paid to share owners in November 2009, based on the number of shares in issue at 30 June 2009. The corresponding figure for the six months ended 30 June 2008 represents the 2008 first interim dividend paid in November 2008.


      Headline PBIT margins before and after share of results of associates

                                                                   Margin (%)        Six months       Margin (%)        Six months
                                                                                          ended                              ended
                                                                                        30 June                            30 June
                                                                                           2009                               2008
----------------------------------------------------------------------------------------------------------------------------------
                                                                                       (pound)m                           (pound)m

Revenue                                                                                 4,288.7                            3,339.1
Headline PBIT                                                             8.0             342.2             13.6             453.4
----------------------------------------------------------------------------------------------------------------------------------
Share of results of associates (excluding exceptional gains)                               19.5                               20.7
----------------------------------------------------------------------------------------------------------------------------------
Headline PBIT excluding share of results of associates                    7.5             322.7             13.0             432.7
==================================================================================================================================

                                                                     WPP/Page 29

                                     WPP PLC

              Notes to the unaudited condensed consolidated interim
                financial statements (Notes 1 - 21) (continued)

19.  Non-GAAP measures of performance (continued)

     Reconciliation of free cash flow for the six months ended 30 June 2009

                                                                                Six months          Six months                Year
                                                                                     ended               ended               ended
                                                                                   30 June             30 June         31 December
                                                                                      2009                2008                2008
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  (pound)m            (pound)m            (pound)m
Cash generated by operations                                                        (14.5)              (31.2)            1,195.0
Plus:
Interest received                                                                    96.2                33.3               133.0
Investment income                                                                     0.4                 1.7                 1.8
Dividends received from associates                                                   22.1                14.8                44.6
Issue of shares                                                                       0.1                 5.9                10.6
Movements in working capital and provisions                                         481.9               572.5               109.3
Proceeds on disposal of property, plant and equipment                                 2.1                 6.7                11.5
Proceeds on disposal of treasury shares                                                 -                   -                 6.9
Less:
Interest and similar charges paid                                                  (200.7)              (99.9)             (269.2)
Purchases of property, plant and equipment                                         (113.0)              (67.8)             (196.8)
Purchases of other intangible assets (including capitalised computer software)      (16.1)               (6.2)              (23.8)
Corporation and overseas tax paid                                                   (94.9)              (84.1)             (182.5)
Dividends paid to minority shareholders in subsidiary undertakings                  (31.3)              (26.4)              (63.5)
----------------------------------------------------------------------------------------------------------------------------------
Free Cash Flow                                                                      132.3               319.3               776.9
==================================================================================================================================

                                                                     WPP/Page 30

                                     WPP PLC

              Notes to the unaudited condensed consolidated interim
                financial statements (Notes 1 - 21) (continued)

20.  Going concern and liquidity risk

In considering going concern and liquidity risk, the Directors have reviewed the Group's future cash requirements and earnings projections. The Directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The Directors have concluded that the Group should be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis.

At 30 June 2009, the Group has access to (pound)5.0 billion of committed funding with maturity dates spread over the years 2010 to 2020 as illustrated below.

                                Maturity by year


                                                        2009       2010       2011     2012      2013      2014      2015      2016+
------------------------------------------------------------------------------------------------------------------------------------

                                           (pound)m   (pound)m   (pound)m  (pound)m  (pound)m  (pound)m  (pound)m  (pound)m (pound)m
(pound) bonds (pound)200m (6.375% '20)        200.0                                                                           200.0
(pound) bonds (pound)400m (6.0% '17)          400.0                                                                           400.0
Eurobonds (euro)750m (6.625% '16)             639.9                                                                           639.9
Eurobonds (euro)500m (5.25% '15)              426.6                                                                 426.6
(pound)450m convertible bonds (5.750% '14)    450.0                                                         450.0
US bond $650m (5.875% '14)                    394.8                                                         394.8
US bond $600m (8.0% '14)                      364.5                                                         364.5
Eurobonds (euro)600m (4.375% '13)             511.9                                               511.9
Bank revolver $1,600m                         972.0                                    972.0
TNS acquisition revolver (pound)600m(1)       600.0     200.0      200.0     200.0
TNS private placements $55m                    33.4                                     18.2                 15.2

                                            ----------------------------------------------------------------------------------------
Total committed facilities available        4,993.1     200.0      200.0     200.0     990.2      511.9   1,224.5   426.6   1,239.9
Drawn down facilities at 30 June 2009       4,156.4         -       36.0     200.0     517.5      511.9   1,224.5   426.6   1,239.9
Undrawn committed credit facilities           836.7
                                           ========

Drawn down facilities at 30 June 2009       4,156.4
Net cash at 30 June 2009                     (717.9)
Other adjustments                               8.2
                                           ---------
Net debt at 30 June 2009                    3,446.7
                                            ========

(1)(pound)600m  amortising  facility  reduced to  (pound)400m  on 10 July (2009)

The Group's borrowings are evenly distributed between fixed and floating rate debt. Given the strong cash generation of the business, its debt maturity profile and available facilities, the Directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

Treasury management

The Group's treasury activities are principally concerned with monitoring of working capital, managing external and internal funding requirements and monitoring and managing the financial market risks, in particular interest rate and foreign exchange exposures.

The Group's risk management policies relating to foreign currency risk, interest rate risk, liquidity risk, capital risk and credit risk are presented in the notes to the consolidated financial statements of the 2008 Annual Report and Accounts and in the opinion of the Board remain relevant for the remaining six months of the year.

                                                                     WPP/Page 31

                                     WPP PLC

              Notes to the unaudited condensed consolidated interim
                financial statements (Notes 1 - 21) (continued)

21.  Principal risks and uncertainties

The directors have considered the principal risks and uncertainties affecting the Group for the second half of 2009 and determined that these are unchanged from those presented in the Group's published Annual Report and Accounts and Form 20-F for the year ended 31 December 2008. The Annual Report and Accounts and Form 20-F are published in the Investor Relations section of the Group website (www.wpp.com) and are available from the Group on request.

WPP PLC has specific policies in place to ensure that risks are properly evaluated and managed at the appropriate level within the business. These are presented on pages 113 to 115 of the published 2008 Annual Report and Accounts. Pages 4 to 8 of the Group's Form 20-F for the year ended 31 December 2008 contain a detailed explanation of the risk factors identified by the Group and these are summarised below:

a. The Group competes for clients in a highly competitive industry, which may reduce market share and decrease profits.

b. The Group receives a significant portion of its revenues from a limited number of large clients, and the loss of these clients could adversely impact the Group's prospects, business, financial condition and results of operations.

c. The Group may be unable to collect balances due from any client that files for bankruptcy or becomes insolvent.

d. A reduction in client spending and a slowdown in client payments could adversely affect the Group's working capital.

e. The Group is dependent on its employees and, like all service providers, is vulnerable to adverse consequences from the loss of key employees due to competition among providers of advertising and marketing services.

f.   The Group is exposed to the risks of doing business internationally.

g. Currency exchange rate fluctuations could adversely affect the Group's consolidated results of operations.

h.   The  Group  may  have   difficulty   repatriating   the   earnings  of  its
     subsidiaries.

i.   The Group is subject to recessionary economic cycles.

j. The Group may be unsuccessful in evaluating material risks involved in completed and future acquisitions.

k. The Group may be unsuccessful in integrating any acquired operations with its existing businesses.

l. Goodwill and other acquired intangible assets recorded on the Group's balance sheet with respect to acquired companies may become impaired.

m. The Group may be subject to certain regulations that could restrict the Group's activities.

n. Changes in tax laws or their application may adversely affect the Group's reported results.

                                                                     WPP/Page 32


                                     WPP PLC

              Notes to the unaudited condensed consolidated interim
                financial statements (Notes 1 - 21) (continued)

21.  Principal risks and uncertainties (continued)


o. The Group may be exposed to liabilities from allegations that certain of its clients' advertising claims may be false or misleading or that its clients' products may be defective.

p. Civil liabilities or judgments against the Group or its directors or officers based on U.S. federal or state securities laws may not be enforceable in the U.S. or in England.

                                                                     WPP/Page 33

                                     WPP PLC

                            RESPONSIBILITY STATEMENT

We confirm that to the best of our knowledge:

a. the condensed set of financial statements has been prepared in accordance with IAS 34 'Interim Financial Reporting';
b. the interim management report and note 21 includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and
c. the interim management report and note 18 includes a fair review of the information required by DTR 4.2.8R (disclosure of related party transactions and changes therein).

Signed on behalf of the Board on 25 August 2009.






P W G Richardson
Group finance director

                                                                     WPP/Page 34

INDEPENDENT REVIEW REPORT TO WPP PLC

We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2009 which comprises the condensed consolidated interim income statement, statement of comprehensive income, cash flow statement, balance sheet, statement of changes in equity and related notes 1 to 21. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 2, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting," as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2009 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

Deloitte LLP
Chartered Accountants and Statutory Auditors
London, UK
25 August 2009

Appendix 2                                                           WPP/Page 35


                                     WPP PLC

              Interim results for the six months ended 30 June 2009
                           in reportable US Dollars(1)

     Unaudited illustrative condensed consolidated interim income statement for the six months ended 30 June 2009

                                                        Six months        Six months                                 Year
                                                             ended             ended                                ended
                                                           30 June           30 June                          31 December
                                                              2009              2008                                 2008
------------------------------------------------------------------------------------------------------------------------------
                                                               $m                 $m           +/(-)%                  $m
Billings                                                27,989.6           33,321.2            (16.0)           67,381.0
==============================================================================================================================

Revenue                                                  6,402.6            6,594.7             (2.9)           13,598.4
Direct costs                                              (498.2)            (355.6)           (40.1)             (827.2)
------------------------------------------------------------------------------------------------------------------------------
Gross profit                                             5,904.4            6,239.1             (5.4)           12,771.2
Operating costs                                         (5,605.6)          (5,492.2)            (2.1)          (11,195.2)
------------------------------------------------------------------------------------------------------------------------------
Operating profit                                           298.8              746.9            (60.0)            1,576.0
Share of results of associates                              30.4               40.8            (25.5)               83.7
------------------------------------------------------------------------------------------------------------------------------
Profit before interest and taxation                        329.2              787.7            (58.2)            1,659.7
Finance income                                             207.4              138.7             49.5               316.9
Finance costs                                             (257.2)            (257.3)             0.1              (625.7)
------------------------------------------------------------------------------------------------------------------------------
Profit before taxation                                     279.4              669.1            (58.2)            1,350.9
Taxation                                                   (62.4)            (200.0)           (68.8)             (416.7)
------------------------------------------------------------------------------------------------------------------------------
Profit for the period                                      217.0              469.1            (53.7)              934.2
------------------------------------------------------------------------------------------------------------------------------

Attributable to:
Equity holders of the parent                               169.7              411.7            (58.8)              803.5
Minority interests                                          47.3               57.4             17.6               130.7
------------------------------------------------------------------------------------------------------------------------------
                                                           217.0              469.1            (53.7)              934.2
==============================================================================================================================

------------------------------------------------------------------------------------------------------------------------------

Headline PBIT                                              519.1              895.8            (42.1)            1,984.4
Headline PBIT margin                                         8.1%              13.6%                                14.6%
Headline PBT                                               386.2              768.8            (49.8)            1,712.8

------------------------------------------------------------------------------------------------------------------------------

Reported earnings per share(2)
Basic earnings per ordinary share                           13.9(cent)         36.0(cent)           (61.4)          70.3(cent)
Diluted earnings per ordinary share                         13.7(cent)         35.1(cent)           (61.0)          68.7(cent)

------------------------------------------------------------------------------------------------------------------------------

Headline earnings per share(2)
Basic earnings per ordinary share                           20.0(cent)         44.1(cent)           (54.6)          99.9(cent)
Diluted earnings per ordinary share                         19.8(cent)         43.0(cent)           (54.0)          97.8(cent)

==============================================================================================================================

(1) The unaudited consolidated income statement above is presented in reportable US Dollars for information purposes only and has been prepared assuming the US Dollar is the reporting currency of the Group, whereby local currency results are translated into US Dollars at actual monthly average exchange rates in the periods presented. Among other currencies, this includes an average exchange rate of US$1.4933 to the pound for the period ended 30 June 2009 (period ended 30 June 2008: US$1.9743; year ended 31 December 2008: US$1.8524).
(2) The basis of the calculations of the Group's earnings per share and Headline earnings per share are set out in note 9 of Appendix 1.

                                                                     WPP/Page 36

                                     WPP PLC

                        GLOSSARY AND BASIS OF PREPARATION

Average net debt
Average net debt is calculated as the average daily net bank borrowings of the Group, derived from the Group's automated banking system. Net debt at a period end is calculated as the sum of the net bank borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet.

Billings and estimated net new billings
Billings comprise the gross amounts billed to clients in respect of commission-based / fee-based income together with the total of other fees earned. Net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients' media budgets, which may not necessarily result in actual billings of the same amount.

Constant currency
The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2009 exchange rates to local currency reported results for the current and prior year. This gives a US dollar - denominated income statement and balance sheet which exclude any variances attributable to foreign exchange rate movements.

Free cash flow
Free cash flow is calculated as Headline operating profit before non cash charges for share-based incentive plans, depreciation of property, plant and equipment and amortisation of other intangible assets, including dividends received from associates, interest received, investment income received, proceeds from the issue of shares, and proceeds from the disposal of property, plant and equipment, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to minority shareholders in subsidiary undertakings, purchases of property, plant and equipment and purchases of other intangible assets.

Gross margin/gross profit
The Group uses the terms gross margin and gross profit interchangeably.

Headline earnings
Headline PBT less taxation (excluding net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items) and minority interests.

Headline operating profit / Headline PBIT
Profit before finance income/costs, taxation, investment gains and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, share of exceptional gains/losses of associates and costs incurred in 2008 in changing the corporate structure of the Group.

Headline PBT
Profit before taxation, investment gains and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, share of exceptional gains/losses of associates, costs incurred in 2008 in changing the corporate structure of the Group, gains/losses arising from the revaluation of financial instruments and gains on termination of hedge accounting on repayment of TNS debt.

Operating margin
Headline operating profit as a percentage of revenue.

Pro forma ('like-for-like')
Pro forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions for the commensurate period in the prior year. The Group uses the terms `pro forma' and `like-for-like' interchangeably.